# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAG HOLDINGS LTD, CIK 0001933951
CUSIP: G7776G104
Title of class of securities: Ordinary Shares, par value $0.0005 per share
Address of issuer's principal executive offices: 14 Ang Mo Kio Street 63, Singapore, Singapore (U0), 569116
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0002057695
Persons authorized to receive notices and communications: Johnson Yap, 14 Ang Mo Kio Street 63, Singapore, Singapore (U0), 569116, 656-383-7540

## Reporting persons
- Soon Aik Global Pte. Ltd. (CIK 0002057695): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 5,931,750; shared voting power 0; sole dispositive power 5,931,750; shared dispositive power 0; aggregate amount beneficially owned 5,931,750 (60.07% of the class)
  Comment: The percentage calculated in line 11 is calculated based on 9,875,000 Ordinary Shares issued and outstanding as of August 21, 2024, as reported in the Issuer's Form F-1/A filed on August 21, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0005 per share
Name of issuer: SAG HOLDINGS LTD
Address of issuer's principal executive offices: 14 Ang Mo Kio Street 63, Singapore, Singapore (U0), 569116
Comment: This report on Schedule 13D (this "Report") pertains to the Ordinary Shares, par value $0.0005 per share (the "Ordinary Shares"), of SAG HOLDINGS LIMITED, an exempted company incorporated in the Cayman Islands with limited liability (the "Company" or the "Issuer"). The Issuer's principal executive offices are located at 14 Ang Mo Kio Street 63 Singapore 569116.

## Item 2. Identity and Background
Name of person filing: This Report is being filed on behalf of (a) Soon Aik Global Pte. Ltd., a company incorporated under the laws of Singapore with limited liability ("Soon Aik").
Residence or business address: The address of Soon Aik is 14 Ang Mo Kio Street 63 Singapore 569116.
Present principal occupation or employment: The principal business of Soon Aik is an investor and holding company.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Soon Aik is a Singapore company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the shares of the Ordinary Shares held by Soon Aik was the working capital of Soon Aik. The total purchase price of the Ordinary Shares held by Soon Aik was approximately $0.9 million.

## Item 4. Purpose of Transaction
Purpose of transaction: Soon Aik acquired the securities of the Issuer as the parent company of the Issuer. Other than as set forth above, the Reporting Person does not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Soon Aik beneficially owns 5,931,750 Ordinary Shares (60.07%). Chin Heng Neo beneficially owns 1,977,250 Ordinary Shares (20.02%). Chin Aik Neo beneficially owns 1,977,250 Ordinary Shares (20.02%). Ching Kiat Neo beneficially owns 1,977,250 Ordinary Shares (20.02%). The above percentages were calculated based on 9,875,000 Ordinary Shares issued and outstanding as of August 21, 2024, as reported in the Issuer's Form F-1/A filed on August 21, 2024. Shares held by Soon Aik reflects the total holdings of Chin Heng Neo, Chin Aik Neo and Ching Kiat Neo.
Number of shares as to which each person has sole or shared power to vote or dispose: Soon Aik has sole power to vote or to direct the vote of 5,931,750 Ordinary Shares, sole power to dispose of or to direct the disposition of 5,931,750 Ordinary Shares, and shared power to dispose or to direct the disposition of 0 Ordinary Shares. Chin Heng Neo has sole power to vote or to direct the vote of 1,977,250 Ordinary Shares, sole power to dispose of or to direct the disposition of 1,977,250 Ordinary Shares, and shared power to dispose or to direct the disposition of 0 Ordinary Shares. Chin Aik Neo has sole power to vote or to direct the vote of 1,977,250 Ordinary Shares, sole power to dispose of or to direct the disposition of 1,977,250 Ordinary Shares, and shared power to dispose or to direct the disposition of 0 Ordinary Shares. Ching Kiat Neo has sole power to vote or to direct the vote of 1,977,250 Ordinary Shares, sole power to dispose of or to direct the disposition of 1,977,250 Ordinary Shares, and shared power to dispose or to direct the disposition of 0 Ordinary Shares.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to a Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Soon Aik Global Pte. Ltd.: /s/ Chin Heng Neo, Chin Heng Neo/CEO (02/14/2025)